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peter.cohen-millstein@linklaters.com

Daniel F. Duchovny

Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

VIA EDGAR AND E-MAIL	January 27, 2017

Re:	Gas Transporter of the South Inc.
Schedule TO-T filed January 5, 2017 by PCT LLC, Grupo Inversor Petroquímica S.L. and WST S.A.
SEC File No. 005-46666

Dear Mr. Duchovny:

On behalf of PCT LLC (“PCT”), Grupo Inversor Petroquímica S.L. (“GIP”) and WST S.A. (“WST”) (collectively, the “Offerors”), we are writing in response to the comments of the Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) with respect to the above-referenced filing contained in your comment letter dated January 13, 2017.

In addition to the responses below, the Offerors have filed today an amendment to the Schedule TO-T to address the Staff’s comments (the “Amendment No. 1”).

For the convenience of the Staff’s review, the comments contained in the Staff’s comment letter are set forth below and indicated in bold, followed by the Offerors’ response immediately thereafter. Capitalized terms used, but not otherwise defined, in this letter shall have the meanings ascribed to them in the Amendment No. 1.

This communication is confidential and may be privileged or otherwise protected by work product immunity.

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Please refer to www.linklaters.com/regulation for important information on Linklaters LLP’s regulatory position.

Schedule TO

1.  We note that the bidders are affiliates of the target company. Please provide us your legal analysis of the applicability of Rule 13e-3 to this transaction.

Rule 13e-3 provides that a “Rule 13e-3 transaction” is a transaction or series of transactions with respect to an equity security involving the purchase of, tender for or solicitation of proxies with respect to such security which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the following effects:

•
causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Exchange Act to become eligible for termination of registration under Rule 12g-4 or Rule 12h-6 under the Exchange Act, or causing the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6 of the Exchange Act, or suspension under Rule 12h-3 or section 15(d) of the Exchange Act; or

•
causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

The Offerors did not and do not intend for the U.S. Offer to result in the termination of Exchange Act registration of the ADSs and Class B Shares. The Offerors supplementally advise the Staff that as of launch of the U.S. Offer, TGS’s records show that there were less than 300 holders of ADSs and Class B Shares resident in the United States (as calculated pursuant to Rule 12g3-2(a) under the Exchange Act). TGS is a foreign private issuer with ADSs and Class B Shares registered under Section 12(b) of the Exchange Act. The Staff concluded in Question and Answer 104.01 in the Division of Corporation Finance’s Compliance and Disclosure Interpretations, relating to Rule 13e-3 of the Exchange Act, that if an issuer is eligible to terminate the registration of a class of equity securities under Section 12(g) of the Exchange Act because the relevant class of securities is held of record by less than the threshold amounts specified in Rule 12h-6, then the issuer is not required to file a Schedule 13E-3 when it engages in a transaction specified in Rule 13e-3(a)(3)(i) that further reduces the number of record holders. The Staff noted that this is because the issuer was already eligible to terminate the registration under Section 12(g), and therefore, the transaction would not be deemed to have “caused” the class of securities to become eligible for termination of registration. The reduction in the number of security holders pursuant to such transaction would therefore not produce the going private effect specified in Rule 13e-3(a)(3)(ii)(A).

As the SEC noted in Release 34-57409, the amendments to Rule 13e-3 that were proposed in February 2008, and subsequently adopted in Release 34-58620, clarify that eligibility for deregistration under Rule 12h-6 is the requisite effect for a foreign private issuer under Rule 13e-3. The Offerors believe that TGS was eligible to terminate the registration of the ADSs and Class B Shares pursuant to Rule 12h-6 prior to and at the time of the U.S. Offer, as the ADSs and Class B Shares were held of record by less than 300 persons resident in the United States. Therefore, the U.S. Offer will not “cause” the ADSs and Class B Shares to be eligible for termination of registration and will not produce the going private effect of Rule 13e-3.

The Offerors further confirm that the U.S. Offer was not undertaken with the purpose of producing the going private effect specified in Rule 13e-3. In connection with the mandatory Argentine Offer, the Offerors are required to comply with Regulation 14D and Regulation 14E of the Exchange Act and are doing so by making the U.S. Offer. The Offerors also advise the Staff that they currently have no intention and do not envision to seek, irrespective of the fact that the subject transactions will not cause the “13e-3 effects” specified in the Rule, to terminate the Exchange Act registration of the ADSs and Class B Shares by filing a Form 15 or otherwise if the Offers are consummated.

The ADSs are currently listed on the New York Stock Exchange (“NYSE”) under the symbol “TGS”.  The Offerors did not and do not intend for the Offers to result in the delisting of the ADSs from the NYSE; rather, the Offerors desire for the ADSs to remain listed on the NYSE and intend to seek to ensure, to the extent within its control, that the ADSs will continue to meet the criteria for continued listing on the NYSE. Under the continued listing requirements set forth in Section 802 of the NYSE Listed Company Manual, the NYSE would normally give consideration to the prompt initiation of suspension and delisting procedures with respect to a security of a non-U.S. issuer (such as TGS) when:

•
(i) the number of total stockholders is less than 400, (ii) the number of total stockholders is less than 1,200 and the average monthly trading volume is less than 100,000 shares (for the most recent 12 months) or (iii) the number of publicly-held shares is less than 600,000;

•	the company’s global market capitalization over a consecutive 30 trading-day period is less than U.S. $50,000,000 and, at the same time, stockholders’ equity is less than U.S. $50,000,000; or

•
the average closing price of the security is less than U.S. $1.00 over a consecutive 30 trading-day period and the company fails to bring its share price and average share price back above U.S. $1.00 within six months.

The Offerors do not believe that the U.S. Offer creates a reasonable likelihood of resulting in the delisting of the ADSs.

Because the Offerors did not and do not intend for the Offers to result in the delisting or eligibility for deregistration of the Class B Shares and ADSs and because the U.S. Offer will not result in such delisting or eligibility for deregistration, the U.S. Offers is not a Rule 13e-3 transaction. Furthermore, as far as the Offerors are aware, neither the management nor the board of directors of TGS (the “TGS Board of Directors”) has considered causing deregistration or delisting of the ADSs and Class B Shares, so the Offers cannot be viewed as part of a series of transactions that would have the result of a delisting or deregistration of the ADSs and Class B Shares.

Offer to Purchase

2. We note the description of the possible arrangement between PCT and PointArgentum Master Fund LP included on page 23. Please provide us with your detailed legal analysis explaining why you do not believe PointArgentum is a bidder in the offer. For guidance, refer to Rule 14d-1(g)(2), which defines the term “bidder” as “any person who makes a tender offer or on whose behalf a tender offer is made,” and Section II.D.2 of the Division of Corporation Finance’s “Current Issues and Rulemaking Projects Outline” (November 14, 2000; available on our web site at www.sec.gov).

The Offers are being made neither by nor on behalf of PointArgentum. PointArgentum had no role in initiating, structuring or negotiating the Offers, nor did PointArgentum control or influence the terms of the Offers. PointArgentum does not have any rights typically associated with a bidder, including consent rights regarding changes to the terms of the Offers or the termination of the Offers. Further, as disclosed under “PCT- Backstop Commitment Letter” on page 23 of the U.S. Offer to Purchase, the acquisition by PointArgentum pursuant to the Backstop Purchase Agreement of Purchased Shares and Purchased ADSs accepted by PCT pursuant to the Offers is subject to additional conditions and limitations to those set forth in the Offers. In addition, PointArgentum is not providing financing for the Offers, nor is it playing any role in obtaining financing for the Offers. As disclosed under “PCT – Backstop Commitment Letter” on page 23 of the U.S. Offer to Purchase, PCT is not relying on the Backstop Commitment Letter as a source of funds for the Offers. In fact, PCT obtained a bank guarantee from an unrelated source, Itaú Unibanco S.A., to cover its payment obligations in connection with the Offers. Moreover, PointArgentum is not acting together with PCT during the course of the Offers, nor is PointArgentum controlled by, controlling or under common control with PCT, or any of the other Offerors, directly or indirectly. PointArgentum did not form PCT nor did it cause PCT to be formed.

PointArgentum will not acquire any ADSs or Class B Shares in the Offers. While PointArgentum will acquire beneficial ownership of Purchased Shares and the Purchased ADSs from PCT pursuant to the Backstop Purchase, it will only do so following consummation of the Offers, as PCT does not desire to hold any additional TGS Securities. PCT is only making the Offers because it is required to make a mandatory tender offer under Argentine law due to its acquisition of an interest in CIESA, the company that controls TGS through its holding of one hundred percent (100%) of the Class A Shares in TGS. However, holding Class B Shares and ADSs may not fit within PCT’s investment strategy. Accordingly, PCT intends to enter into the Backstop Purchase to sell Purchased Shares and Purchased ADSs accepted by PCT pursuant to the Offers to PointArgentum to allow PCT to divest of ADSs and Class B Shares that it may acquire in the Offers.

3. On a related note, revise your disclosure to clarify whether the price set forth in the Backstop Commitment Letter is higher or lower than the price in the offers and, if so, explain why the prices are different. Also, explain the purpose of the arrangement.

In response to the Staff’s comment, the Offerors have revised the disclosure under “PCT – Backstop Commitment Letter” on page 23 of the U.S. Offer to Purchase by adding the following two paragraphs:

“The Backstop Purchaser has agreed to pay PCT a purchase price of U.S. $1.25 per Purchased Share and U.S. $6.25 per Purchased ADS (the “Backstop Purchase Price”) whereas the Offer Price is Ps. 18.39 per Class B Share (payable, in the case of the U.S. Offer in U.S. dollars) and Ps. 91.95 per ADS (payable, in the case of the U.S. Offer in U.S. dollars), in each case based on the Ps./U.S. dollar selling exchange rate reported by Banco de la Nación Argentina at the close of business on the Argentine Business Day prior to the Expiration Date. Accordingly, based on the exchange rate reported by Banco de la Nación Argentina on December 27, 2016, which was the last practicable day prior to the date of commencement of the U.S. Offer, the Backstop Purchase Price is higher than the Offer Price, which was equivalent to approximately U.S. $1.17 per Class B Share and U.S. $5.84 per ADS. The terms of the Backstop Purchase, including the Backstop Purchase Price, have been negotiated on an arms-length basis between PCT and PointArgentum. While the Offer Price has been set in Argentine pesos, the Backstop Purchase Price is set in U.S. dollars. The difference between the Offer Price and the Backstop Purchase Price represents a commercial transaction between PCT and PointArgentum, including an allocation of risk that either or both of the market price of the ADSs and Class B Shares and exchange rates could change.

PCT is only making the Offers because it is required to make a mandatory tender offer under Argentine law due to its acquisition of an interest in CIESA, the company that controls TGS through its holding in one hundred percent (100%) of the Class A Shares in TGS. However, holding Class B Shares and ADSs may not fit within PCT’s investment strategy. Accordingly, PCT intends to enter into the Backstop Purchase to sell Purchased Shares and Purchased ADSs accepted by PCT pursuant to the Offers to PointArgentum to allow PCT to divest of ADSs and Class B Shares that it may acquire in the Offers.”

Forward-Looking Statements, page v

4. We note your reference to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Note that the safe harbor protections for forward-looking statements contained in those federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please delete the reference or clarify that it is not applicable to the tender offer.

In response to the Staff’s comment, the Offerors have deleted the paragraph under “Forward Looking Statements” on page v of the U.S. Offer to Purchase.

Summary Term Sheet, page 1

5. Refer to the last question on page 3 and similar disclosure elsewhere in the offer document stating that the Offerors “expect” to extend the U.S. Offer to match the expiration date of the Argentine Offer. Please tell us, with a view toward revised disclosure, why you are unable to make a definitive statement in this respect, assuming that the Argentine offer is ultimately approved by the CNV.

At the time of commencement of the U.S. Offer, the Argentine Offer had not yet commenced. Upon commencement of the Argentine Offer, the Offerors will file an amendment to the Schedule TO-T to extend the U.S. Offer such that the Expiration Date of the U.S. Offer will be the expiration date of the Additional Offer Period of the Argentine Offer in order to ensure that both the Argentine Offer and the U.S. Offer expire on the same date. In response to the Staff’s comment, the Offerors have revised the second full paragraph on page ii of the U.S. Offer to Purchase as follows:

“Subject to the terms described herein, unless the U.S. Offer is extended, to tender Class B Shares and/or ADSs in the U.S. Offer a holder must tender Class B Shares or ADSs prior to 11:00 a.m., New York City time (the “Expiration Time”) on ~~January 31, 2017~~ February 27, 2017 (such date, as it may be extended by us, the “Expiration Date”). The Offerors will announce any decision to extend the U.S. Offer in a press release stating the extension no later than 9:00 a.m., New York City time, on the first U.S. Business Day after the scheduled Expiration Date. Upon commencement of the Argentine Offer, the Offerors ~~expect~~ intend to extend the U.S. Offer such that the Expiration Date of the U.S. Offer is the expiration date of the Additional Offer Period (as defined below) of the Argentine Offer.”

In addition, the Offerors have revised the response to the last question on page 3 under the “Summary Term Sheet” of the U.S. Offer to Purchase as follows:

“The total amount of Class B Shares (including Class B Shares represented by ADSs) we are offering to purchase is 194,651,345 Class B Shares, which represent twenty-four and one-half percent (24.5%) of the capital stock of TGS. We will be offering to purchase this total amount of shares in two (2) parallel offers in the United States and in Argentina: (i) in the U.S. Offer, we are offering to purchase up to a total of 194,651,345 Class B Shares (including Class B Shares represented by ADSs); and (ii) in the Argentine Offer, we are offering to purchase up to a total of 194,651,345 outstanding Class B Shares (but not ADSs). In no event will the Offerors purchase more than 194,651,345 Class B Shares (including Class B Shares represented by ADSs) in total in the Offers. If more than 194,651,345 Class B Shares (including Class B Shares represented by ADSs) are tendered in the Offers, Class B Shares and ADSs properly and timely tendered in the Offers and, in the case of tenders in the U.S. Offer, not properly withdrawn, may be subject to proration as described in “THE TENDER OFFER—Section 1. Terms of the U.S. Offer and Expiration Date.” The U.S. Offer and the Argentine Offer are ~~expected~~ intended to be settled on the same day. Upon commencement of the Argentine Offer, the Offerors ~~expect~~ intend to extend the U.S. Offer such that the Expiration Date of the U.S. Offer is the expiration date of the Additional Offer Period (as defined below) of the Argentine Offer. Non-U.S. holders will not be permitted to tender their Class B Shares (including Class B Shares withdrawn from ADSs) in the U.S. Offer and instead must tender into the Argentine Offer. ADSs (whether or not held by U.S. holders) may only be tendered in the U.S. Offer. For more information, please see “INTRODUCTION.” The Class A Shares of common stock of TGS are not publicly traded and are not the subject of the Offers.”

In addition, the Offerors have revised the second paragraph of the “Introduction” on page 15 of the U.S. Offer to Purchase as follows:

“The U.S. Offer will expire at the Expiration Time on the Expiration Date, unless we extend the U.S. Offer. Upon commencement of the Argentine Offer, the Offerors ~~expect~~ intend to extend the U.S. Offer such that the Expiration Date of the U.S. Offer is the expiration date of the Additional Offer Period (as defined below) of the Argentine Offer. The Offerors will announce any decision to extend the U.S. Offer in a press release stating the extension no later than 9:00 a.m., New York City time, on the first U.S. Business Day after the scheduled Expiration Date.”

In addition, the Offerors have revised the second paragraph under “Argentine CNV Regulation with Respect to the Offer Price” on page 25 of the U.S. Offer to Purchase as follows:

“We are also required under CNV Regulations to determine a price that is fair and obtain an opinion on the Offer Price for the Class B Shares from two independent valuation firms. The CNV has the right to object to the fairness of the price based on criteria of applicable regulations. In addition, after the initial Argentine Offer period is completed, CNV Regulations require that the Argentine Offer be ~~reopened~~ kept open for a period to be determined by the Offerors but which in no case be shorter than five (5) or longer than ~~to~~ ten (10) Argentine Business Days so that all holders have a second opportunity to sell their Class B Shares ~~with knowledge of the tender offer results~~. Upon commencement of the Argentine Offer, the Offerors ~~expect~~ intend to extend the U.S. Offer such that the U.S. Offer terminates at the same time as the reopening period required under CNV Regulations concludes.”

In addition, the Offerors have revised the third paragraph under “Extension and Amendment” on page 27 of the U.S. Offer to Purchase as follows:

“Upon commencement of the Argentine Offer, the Offerors ~~expect~~ intend to extend the U.S. Offer such that the Expiration Date of the U.S. Offer is the expiration date of the Additional Offer Period of the Argentine Offer.”

Valuation Reports, page 25

6. Revise your disclosure to describe the material terms of employment, retainer or other arrangement for compensation for the valuation forms retained pursuant to Argentine legal requirements. See Item 1009(a) of Regulation M-A. Also, provide a brief summary of the opinions or reports. See Item 1011(c) of Regulation M-A.

Argentine securities regulations provide that in a public tender offer, the offerors must establish the price to be offered, which price must be within the limits established by the relevant Argentine regulation set forth in Articles 5-7 of Section I, Chapter II, Title III of the CNV Regulations and Articles 23-24 of Section II, Chapter II, Title III of the CNV Regulations. In connection with establishing the offer price, offerors are required to engage two valuation firms to assess and prepare reports on whether the price to be offered complies with the applicable criteria. Further, the board of directors of the subject company (pursuant to Paragraph C of Article 3, Section I, Chapter II, Title III of the CNV Regulations) must: (i) assess the price to be offered, in light of the applicable regulations; (ii) make a technical recommendation in connection therewith, in light of the applicable regulations; and (iii) comment on the reports prepared by the valuation firms.

Accordingly, the Offerors engaged Quantum Finanzas S.A. and Finanzas & Gestión S.A., and on August 17, 2016, the Offerors filed with the CNV the reports of Quantum Finanzas S.A. and Finanzas & Gestión S.A., indicating that the Original Offer Price conforms to relevant Argentine regulation as set forth in Articles 5-7 of Section I, Chapter II, Title III of the CNV Regulations and Articles 23-24 of Section II, Chapter II, Title III of the CNV Regulations. Additionally, the TGS Board of Directors engaged BACH Capital S.A., and on August 24, 2016, TGS filed with the CNV the report of BACH Capital S.A. stating that the Original Offer Price was within the framework of Argentine securities regulations.

The valuation reports of Quantum Finanzas S.A., Finanzas & Gestión S.A. and BACH Capital S.A. were prepared solely in accordance with and in satisfaction of Argentine securities regulations, and Quantum Finanzas S.A., Finanzas & Gestión S.A. and BACH Capital S.A. have not been employed, retained, or compensated to make solicitations or recommendations as to whether to tender ADSs and Class B Shares in the Offers or not.

The valuation reports of Quantum Finanzas S.A., Finanzas & Gestión S.A. and BACH Capital S.A. have been published on the CNV’s website and attached to the prospectus for the Argentine Offer, as required under Argentine securities regulations. Accordingly, the Offerors decided to attach English translations of these reports as Exhibits (c)(i), (c)(ii) and (c)(iii) to the Schedule TO in order for security holders in the U.S. Offer to receive the same information as security holders in the Argentine Offer. These reports are not addressed to the shareholders of TGS and only address the compliance of the Offer Price with relevant Argentine regulation, not the fairness to holders of Class B Shares or ADSs of the Offer Price from any perspective or any measure other than that strictly required by Argentine securities regulation.  The Offerors do not believe that the disclosure called for in Item 1009(a) of Regulation M-A applies because neither Quantum Finanzas S.A. and Finanzas & Gestión S.A. nor, to the knowledge of the Offerors, BACH Capital S.A., was employed, retained or compensated to make solicitations or recommendations in connection with the Offers.

After a review of the Schedule TO as a whole, and for the reasons described in the preceding paragraph, the Offerors concluded that including a summary of each report was not necessary to make the statements required to be made in the Schedule TO, in light of the circumstances under which they were made, not materially misleading as required by Item 1011(c) of Regulation M-A. In response to the Staff’s comment, the Offerors have revised the sixth full paragraph on page ii of the U.S. Offer to Purchase as follows:

“On August 16, 2016, the Offerors filed ~~valuation~~ reports ~~and fairness opinions~~ on the Original Offer Price prepared by independent firms Quantum Finanzas S.A. and Finanzas & Gestión S.A., ~~indicating that the Original Offer Price was within the range of fairness~~ pursuant to Articles 5-7 of Section I, Chapter II, Title III of the CNV Regulations and Articles 23-24 of Section II, Chapter II, Title III of the CNV Regulations. In those reports, Quantum Finanzas S.A. and Finanzas & Gestión S.A. indicated that the Original Offer Price complied with the framework of Argentine securities regulations. Additionally, the board of directors of TGS (the “Board of Directors”) requested an independent valuation from BACH Capital S.A. On August 22, 2016, in compliance with applicable regulations of the CNV, the Board of Directors ~~considered the valuations of Quantum Finanzas S.A., Finanzas & Gestión S.A and BACH Capital S.A and issued a favorable opinion on the reasonableness of the Original Offer Price.~~ issued a report pursuant to Paragraph C of Article 3, Section I, Chapter II, Title III of the CNV Regulations based on the reports prepared by Quantum Finanzas S.A. and Finanzas & Gestión S.A. and the report prepared by BACH Capital S.A. The valuation reports of Quantum Finanzas S.A., Finanzas & Gestión S.A. and BACH Capital S.A. were prepared solely in accordance with and in satisfaction of Argentine securities regulations and Quantum Finanzas S.A., Finanzas & Gestión S.A. and BACH Capital S.A., have not been employed, retained, or compensated to make solicitations or recommendations as to whether to tender ADSs and Class B Shares in the Offers or not. The valuation reports of BACH Capital S.A., Quantum Finanzas S.A., and Finanzas & Gestión S.A. are available at cnv.gob.ar and are attached as Exhibits (c)(i), (c)(ii) and (c)(iii) to the Schedule TO.

In addition, the Offerors have revised the fourth paragraph of the “Introduction” on page 16 of the U.S. Offer to Purchase as follows:

On August 16, 2016, in accordance with Argentine securities regulations the Offerors filed ~~valuation~~ reports ~~and fairness opinions by~~ on the Original Offer Price prepared by independent firms Quantum Finanzas S.A. and Finanzas & Gestión S.A. (both available at www.cnv.gob.ar, copies of which are attached as Exhibits (c)(i) and (c)(ii) to the Schedule TO), indicating that the Original Offer Price was within the ~~range of fairness~~ framework of Argentine securities regulations. Additionally, the board of directors of TGS (the “Board of Directors”) requested an independent valuation from BACH Capital S.A. On August 22, 2016, in compliance with applicable regulations of the CNV, the Board of Directors ~~considered the valuations~~ issued a report pursuant to Paragraph C of Article 3, Section I, Chapter II, Title III of the CNV Regulations based on the reports prepared by Quantum Finanzas S.A. and Finanzas & Gestión S.A. and the report prepared by BACH Capital S.A. ~~of Quantum Finanzas S.A., Finanzas & Gestión S.A and BACH Capital S.A and issued a favorable opinion on the reasonableness of the Original Offer Price.~~ The valuation reports of Quantum Finanzas S.A., Finanzas & Gestión S.A. and BACH Capital S.A. were prepared solely in accordance with and in satisfaction of Argentine securities regulations and Quantum Finanzas S.A., Finanzas & Gestión S.A. and BACH Capital S.A., have not been employed, retained, or compensated to make solicitations or recommendations as to whether to tender ADSs and Class B Shares in the Offers or not.  The valuation reports of BACH Capital S.A., Quantum Finanzas S.A., and Finanzas & Gestión S.A. are available at www.cnv.gob.ar and are attached as Exhibits (c)(i), (c)(ii) and (c)(iii) to the Schedule TO.

In addition, the Offerors have revised the first and second paragraphs and have added the following disclosure after the second paragraph under “Valuation Reports” on page 25 of the U.S. Offer to Purchase as follows:

As required under applicable CNV Regulations in connection with the Argentine Offer, the Offerors engaged ~~two independent valuation firms to prepare two valuations and fairness reports to be filed with the CNV on the value of the Class B Shares and the price being offered for them.~~ independent firms Quantum Finanzas S.A. and Finanzas & Gestión S.A. to prepare two reports on the Original Offer Price assessing whether it complied with Argentine securities regulations. On August 16, 2016, the Offerors filed such reports with the CNV ~~valuation reports and fairness opinions~~ as prepared by Quantum Finanzas S.A. and Finanzas & Gestión S.A. indicating that the Original Offer Price complied with the ~~was within the range of fairness~~ framework of Argentine securities regulations.  Each of the valuation reports presents an analysis and determination of the economic value of TGS’s Class B Shares as required by Argentine securities regulations.

In addition, the Board of Directors of TGS engaged an independent valuation firm, BACH Capital S.A., to assess the ~~fairness of the price being offered and to assess the fairness of the offer being made and provide a recommendation for the shareholders.~~ Original Offer Price and whether it complied with Argentine securities regulations. Based on the Quantum Finanzas S.A., Finanzas & Gestión S.A. and Bach Capital S.A. reports, the Board of Directors issued a report, pursuant to Paragraph C of Article 3, Section I, Chapter II, Title III of the CNV Regulations, assessing the Original Offer Price and found it to be in accordance with Argentine securities regulations, (i) made a technical recommendation for TGS shareholders to consider the Original Offer Price as within the parameters of what is required by Argentine securities regulations; and (ii) commented, as required by Argentine Securities regulations on the reports prepared by Quantum Finanzas S.A., Finanzas & Gestión S.A. and Bach Capital S.A.  The valuation reports of Quantum Finanzas S.A., Finanzas & Gestión S.A. and BACH Capital S.A. were prepared solely in accordance with and in satisfaction of Argentine securities regulations and Quantum Finanzas S.A., Finanzas & Gestión S.A. and BACH Capital S.A., have not been employed, retained, or compensated to make solicitations or recommendations as to whether to tender ADSs and Class B Shares in the Offers or not. The ~~valuation~~ reports ~~of~~ prepared by Bach Capital S.A., Quantum Finanzas S.A. and Finanzas & Gestión S.A. are attached as Exhibits (c)(i), (c)(ii) and (c)(iii) to the Schedule TO.

The Offerors engaged Quantum Finanzas S.A. and Finanzas & Gestión S.A. to prepare these reports pursuant to engagement letters dated July 22, 2016 and July 18, 2016, respectively. These independent firms were engaged to provide these reports to comply with Argentine securities regulations by assessing whether the Original Offer Price was within the framework of Argentine securities regulations in accordance with Articles 5-7 of Section I, Chapter II, Title III of the CNV Regulations and Articles 23-24 of Section II, Chapter II, Title III of the CNV Regulations. Pursuant to the terms of these engagement letters, the Offerors agreed to pay Quantum Finanzas S.A. and Finanzas & Gestión S.A. aggregate fees of U.S. $60,000 each.  In addition, the Offerors agreed to reimburse certain of Quantum Finanzas S.A.’s and Finanzas & Gestión S.A.’s expenses in connection with their engagement. The Board of Directors of TGS engaged BACH Capital S.A. to prepare its report pursuant to an engagement letter dated August 5, 2016. BACH Capital S.A. was engaged to provide a report analyzing whether the Original Offer Price was within the framework of Argentine securities regulations. Pursuant to the terms of this engagement letter, TGS agreed to pay BACH Capital S.A. an aggregate fee of U.S. $30,000.  In addition, TGS agreed to reimburse certain of BACH Capital S.A.’s expenses in connection with its engagement.

The Tender Offer

Terms of the U.S. Offer and Expiration Date, page 26

7. Refer to the penultimate paragraph under the heading “Proration.” Revise your disclosure to describe the Argentine regulations relating to proration instead of simply referring to the regulations and asking recipients of the offer document to research Argentine law.

In response to the Staff’s comments, the Offerors have added the following disclosure after the penultimate paragraph under the heading “Proration” on page 27 of the U.S. Offer to Purchase:

“Proration will be calculated by the Argentine Receiving Agent in accordance with Article 70 (Distribution and Proration Rules), Section VII, Chapter II, Title III of the CNV Regulations, which lists the following four rules for proration of offers:

a) Linear allocation: The allocation will be started by allocating an equal number of securities to each accepting participant. Such number of allocated securities will be the number that results from dividing twenty-five percent (25%) of the total of the offer by the number of acceptances received.

b) All tenders for a number of securities lower than the number resulting from the arithmetic operation described in paragraph a) above will be fully accepted for purchase.

c) All acceptances made, directly or indirectly by the same legal or natural person will be deemed a single acceptance.

d) Excess distribution: Any remaining securities not accepted for purchase as stated above will be distributed proportionally to the number of securities included in each acceptance.

The following simplified example portrays the application of Section 70 (Distribution and Proration Rules), Section VII, Chapter II, Title III of the CNV Regulations. Assuming (i) total issued capital stock of 1,000 shares, (ii) an offer to purchase for up to 24.5% of such shares, (iii) tenders are received from three holders as follows (A) 15 shares, (B) 200 shares and (C) 300 shares, the shares would be allocated as follows:

Step 1. All shares below the threshold are purchased:

•
61.25 (25% of 245 shares, which is the maximum amount of shares to be purchased) / 3 (number of holders who tendered) = 20.4 (which is rounded down to 20 shares, which becomes the threshold). All tenders for a number of shares below 20 are fully accepted for purchase and all tenders above 20 shares are prorated such that the first 20 shares are accepted for purchase. As a result, A’s 15 shares are purchased, and the first 20 shares in B’s and C’s tenders are purchased (leaving 180 and 280 shares still outstanding, respectively).

Step 2. Calculate the proration unit:

•
190 (maximum amount of shares that may still be acquired: 245 offered to purchase minus 55 purchased under Step 1) / 500 (represents all of B’s and C’s tendered shares combined; for purposes of this calculation, only those acceptances not fully accepted for purchase are included and therefore A’s shares are not included) = 0.38 (the proration unit).

Step 3. Apply the proration unit:

•
0.38 (proration unit) X 200 (B’s total shares) = 76 shares to be accepted for purchase from B by means of proration in addition to the first 20 shares accepted for purchase from B in the first step. After proration, a total of 96 shares (20+76) are accepted for purchase from B.

•
0.38 (proration unit) X 300 (C’s total shares) = 114 shares to be accepted for purchase from C by means of proration in addition to the first 20 shares purchased from C on the first step. After proration, a total of 134 shares (20+114) are accepted for purchase from C.

End result:

•
After the first threshold step and second proration step, all 245 shares have been purchased. 15 shares have been purchased from A, 96 shares have been purchased from B and 134 shares have been purchased from C.”

8. Refer to the last paragraph under the heading “Proration.” Revise your disclosure to clarify the type of adjustments the U.S. Receiving Agent may make to ensure that no ADS fractions are purchased and how those fractions will be treated.

In response to the Staff’s comments, the Offerors have revised the last paragraph under the heading “Proration” on page 27 of the U.S. Offer to Purchase as follows:

 “In the event that, after application of such proration factor, the number of Class B Shares that we would purchase from a holder of Class B Shares includes a fractional Class B Share (or, in the case of an ADS, a fraction of the underlying share), such fraction will be rounded by the Offerors in consultation with the Argentine Receiving Agent and the U.S. Receiving Agent down to the nearest whole number (and, in the case of ADSs, down to the nearest whole number that is a multiple of five (5)), ~~The U.S. Receiving Agent~~, ~~will, in turn, apply the proration factor to the ADSs that have been properly and timely tendered through the U.S. Receiving Agent and not properly withdrawn from the U.S. Offer. In applying the proration factor, the U.S. Receiving Agent~~, ~~will make adjustments~~ such that no fraction of a Class B Share will be purchased from any holder of Class B Shares and no number of Class B Shares representing a fraction of an ADS will be purchased from any ADS holder.”

9. Refer to the second paragraph under the heading “Extension and Amendment.” Revise your disclosure to clarify how the length of the extension of the Argentine Offer will be made and who will make it.

In response to the Staff’s comments, the Offerors have revised the second paragraph under the heading “Extension and Amendment” on page 27 of the U.S. Offer to Purchase as follows:

“Under Argentine law, offers to purchase must remain open for acceptance for a period to be fixed by the offeror but in no case shorter than ~~the~~ twenty (20) or longer than ~~to~~ thirty (30) Argentine Business Days. Such initial term ~~initial term of the Argentine Offer~~ must be extended for an additional period to be fixed by the offeror but in no case shorter than ~~of~~ five (5) or longer than ~~to~~ ten (10) Argentine Business Days, to give those holders that have not accepted the offer during the original term an opportunity to do so during such additional term (such period, the “Additional Offer Period”). The Offerors may also request that the CNV authorize the amendment of the terms of the Argentine Offer at any time prior to the last 7 (seven) days of the initial offering period, as long as the amendment reflects an improvement of the original offer (e.g., by means of an increase in the consideration offered), which request will automatically extend the offer period for 7 (seven) additional days. In addition, if the CNV deems it necessary, it may require that the offer period be further extended due to the amendment. The Argentine Offer will have an initial term of twenty (20) Argentine Business Days and the Additional Offer Period will be of five (5) Argentine Business Days.”

Withdrawal Rights, page 38

10. Please disclose the back-end withdrawal rights set forth in Section 14(d)(5) of the Securities Exchange Act of 1934.

In response to the Staff’s comments, the Offerors have revised the first paragraph under “Withdrawal Rights.” on page 40 of the U.S. Offer to Purchase as follows:

“Tenders of Class B Shares and/or ADSs made pursuant to the U.S. Offer may be withdrawn at any time prior to the Expiration Time on the Expiration Date. Pursuant to Section 14(d)(5) of the Exchange Act, tenders of Class B Shares and/or ADSs made pursuant to the U.S. Offer may also be withdrawn at any time after 60 days from December 30, 2016, the date that the U.S. Offer was commenced, unless the Offerors have previously accepted them for purchase. In offering withdrawal rights, the Offerors will comply with Rule 14d-1(d)(2)(vii), and after the 60-day period specified in Section 14(d)(5) of the Exchange Act has expired, the Offerors will only suspend withdrawal rights during the period permitted by Rule 14d-1(d)(2)(vii)(C).”

Certain Information about TGS, page 48

11. You may not disclaim responsibility for your own disclosure. Thus, revise your disclosure in the last paragraph of this section.

In response to the Staff’s comment, the Offerors have revised the last paragraph under “Certain Information about TGS” on page 52 of the U.S. Offer to Purchase as follows:

“~~Although the Offerors have no knowledge that any such information is untrue, the Offerors take no responsibility for the accuracy or completeness of information contained in this U.S. Offer to Purchase with respect to TGS or any of its subsidiaries or affiliates, including with respect to the financial statements included below, or for any failure by TGS to disclose events which may occur or may have occurred or may affect the significance or accuracy of any such information.~~ The information concerning TGS contained in this U.S. Offer to Purchase has been taken entirely from or is entirely based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. The Offerors have relied upon the accuracy of the information included in such publicly available documents and records and other public sources and have not made any independent attempt to verify the accuracy of such information.”

Certain Information about the Offerors, page 52

12. We note your disclosure that certain financial statements for GIP and WST have been filed as exhibits to the Schedule TO. Please tell us whether you mailed these exhibits to security holders.

GIP’s 2014 and 2015 year-end audited financials and WST’s 2014 and 2015 year-end audited financials have been attached to the prospectus for the Argentine Offer. Accordingly, the Offerors decided to attach English translations of these financial statements as Exhibits (a)(5)(i), (a)(5)(ii), (a)(5)(iii) and (a)(5)(iv) to the Schedule TO in order for security holders in the U.S. Offer to receive the same information as security holders in the Argentine Offer. These financial statements were not mailed to security holders pursuant to either Offer. As set forth in response to question 13 below, the Offerors continue to believe that the financial condition of the Offerors is not material.

13. We note your disclosure in response to Item 10 of Schedule TO and your explanations under the heading “The Tender Offer—Section 9. Certain Information about the Offerors” in the U.S. Offer to Purchase as to why you do not believe the financial condition of the Offerors to be material to the decision of holders of Class B Shares or ADSs to tender Class B Shares and/or ADSs in the U.S. Offer. We disagree that the financial information is not material given that the Offerors already own a significant stake in the target and that this tender offer could result in the Offerors holding a fifty percent interest in the subject company. Please provide the financial information required by Item 10 of Schedule TO and Items 1010(a) and (b) of Regulation M-A.

Item 10 of Schedule TO (“Item 10”) requires that financial statements and pro forma financial information be furnished pursuant to Item 1010(a) and (b) of Regulation M-A for the offeror in a third-party tender offer only if the offeror’s financial condition is material to a security holder’s decision whether to sell, tender or hold the securities that are the subject of the tender offer. Although the Offers do not satisfy the criteria for the non-exclusive safe harbor contained in Instruction 2 to Item 10, the Offerors respectfully submit that, for the reasons described below, neither the historical financial information for the Offerors nor the pro forma financial information is material to a security holder’s decision whether to sell, tender or hold its securities that are the subject of the Offers.

In the Regulation M-A adopting release (Release No. 33-7760; 34-42055; Oct. 22, 1999) (the “Adopting Release”), the SEC stated that generally there are several factors that should be considered in determining whether financial statements of the bidder are material: (1) the terms of the tender offer, particularly the terms concerning the amount of securities sought; (2) whether the purpose of the tender offer is for control of the subject company; (3) the plans or proposals of the bidder; and (4) the ability of the bidder to pay for the securities sought in the tender offer and/or to repay any loans made by the bidder or its affiliates in connection with the tender offer or otherwise. Moreover, Section G.2(a) of the Adopting Release states that “security holders may need financial information for the bidder when an offer is subject to a financing condition so they can evaluate the terms of the offer, gauge the likelihood of the offer’s success and make an informed investment decision.”

The Offerors continue to believe that the financial condition of the Offerors is not material to the decision of holders of Class B Shares or ADSs to tender Class B Shares and/or ADSs in the U.S. Offer. With respect to the Offerors’ ability to pay for Class B Shares and ADSs that are sought in the Offers, the Offerors continue to believe that the financial condition of the Offerors is not material because (i) the consideration in the U.S. Offer consists solely of cash, (ii) the U.S. Offer is not subject to any financing condition, (iii) the Offerors have access to the necessary economic resources to pay the Offer Price and (iv) Itaú Nassau has issued three standby letters of credit guaranteeing each of the Offerors’ obligation to pay the Total Consideration required to purchase all Class B Shares and ADSs accepted for payment in the U.S. Offer at the Offer Price as follows: (a) GIP’s payment obligations are secured by a standby letter of credit issued on December 23, 2016 for up to an amount of U.S. $132,000,000; (b) WST’s payment obligations are secured by a standby letter of credit issued on December 26, 2016 for up to an amount of U.S. $24,000,000; and (c) PCT’s payment obligations are secured by a standby letter of credit issued on December 26, 2016 for up to an amount of U.S. $90,000,000. Each standby letter of credit is in full force and is effective until March 23, 2017, unless extended to a later date.

With respect to a holder’s decision not to tender Class B Shares and/or ADSs in the U.S. Offer and remain a continuing shareholder in TGS, the Offerors continue to believe that the financial condition of the Offerors is not material because the Offerors are not making the Offers to effect a change of control or otherwise influence the management and affairs of TGS, and as explained in greater detail below, regardless of the outcome of the Offers and the amount of Class B Shares and ADSs purchased in the Offers, there will not be a change in control of TGS or a change in the ability of holders of Class B Shares or ADSs to influence the management or affairs of TGS.

The capital stock of TGS is divided into Class A Shares and Class B Shares as per the table below. Class A and Class B Shares hold identical voting and economic rights. All Class A Shares, which represent fifty-one percent (51%) of TGS’s outstanding capital stock, are held exclusively by CIESA, and all Class B Shares, which represent forty-nine percent (49%) of TGS’s outstanding capital stock, are owned by unaffiliated third parties.

Class of Share and Par Value	Number of Shares	Percentage of Capital Stock
Class A, par value Ps. 1 each	405,192,594	51%
Class B, par value Ps. 1 each	389,302,698	49%
Total	794,495,283	100%

CIESA is co-controlled by (i) Pampa Energía S.A. (“Pampa”) which holds indirectly fifty percent (50%) of the capital stock of CIESA and (ii) the Offerors who hold, directly and indirectly, the remaining fifty percent (50%).

The TGS By-laws provide that the Class A Shares will always constitute fifty-one percent (51%) of the capital stock of TGS, and the Class A Shares may only be transferred with the prior approval of the Argentine Natural Gas Regulatory Agency (Ente Nacional Regulador del Gas). The TGS By-laws further provide that the TGS Board of Directors must consist of a minimum of nine directors (with nine alternate directors) and a maximum of 11 directors (with 11 alternate directors). However, the shareholders’ agreement among CIESA’s shareholders (the “CIESA Shareholders’ Agreement”) provides that CIESA must always vote for the TGS Board of Directors to consist of nine directors, from which at least six directors will be persons elected by CIESA’s shareholders. Pursuant to TGS’s By-laws and the Argentine General Companies Law N° 19,550 (the “ACL”), the number of directors is fixed, and directors of TGS are appointed at the General Annual Shareholders’ Meeting and such resolution is adopted with the affirmative vote of the absolute majority of the shareholding of TGS. Accordingly, by virtue of holding fifty-one percent (51%) of TGS’s outstanding capital stock, CIESA has the right to appoint at least six out of a board of nine directors.

With respect to the three remaining directors, Section 263 of the ACL mandates that up to one‑third of the members of the board can be appointed by the “cumulative vote system.” The vote of each shareholder who chooses to use the “cumulative vote system” will be multiplied by the number of members to be appointed; the cumulative voting rights of any shareholder may be partially or fully allocated to any of the candidates. All of the shareholders are entitled to choose the “cumulative vote system.” Consequently, if minority shareholders of TGS choose to use the “cumulative vote system,” CIESA, as the controlling shareholder, will still be entitled to appoint at least six of the nine directors, and up to three of the remaining directors may be appointed by the remaining minority shareholders of TGS in accordance with the amount of votes they hold. However, the minority shareholders may decide not to vote through the “cumulative vote system”, and in such case CIESA would be able to elect all nine directors as it would prevail with fifty-one percent (51%) of the total votes.

Further, the Offerors would not be able to vote together under the “cumulative vote system” in order to elect one or more directors (such number based on the cumulative voting of the other minority shareholders) to influence the management or affairs of TGS for two reasons. First, the Offerors and Pampa, who, directly and indirectly, jointly hold one hundred percent (100%) of the capital stock of CIESA, have agreed that if any of them acquire, directly or indirectly, any Class B Shares such shareholder will either (a) vote such Class B Shares in accordance with any resolution of the CIESA board of directors (the “CIESA Board of Directors”) and/or shareholders’ meeting of CIESA, and in support of any vote made by the representative of CIESA at such meeting as instructed by CIESA, (b) abstain from exercising the votes corresponding to such Class B Shares or (c) not attend the TGS shareholders’ meeting with respect to such Class B Shares. Second, even if the Offerors appointed or elected directors to the TGS Board of Directors, such directors are required to vote in a manner consistent with the vote of the CIESA Board of Directors. Accordingly, CIESA would nevertheless continue to control the TGS Board of Directors and minority shareholders would still be able to elect representatives to the TGS Board of Directors regardless of the outcome of the Offers and the amount of Class B Shares and ADSs purchased in the Offers.

Immediately prior to the Offers and following the consummation of the Offers, TGS was and will continue to be controlled by its majority shareholder, CIESA, which owns a majority of the outstanding voting stock in TGS. Under Argentine law and the TGS By-laws, (i) CIESA will not be able to take any action as the controlling shareholder of TGS following consummation of the Offers that it is not already able to take prior to and at the time of the U.S. Offer and (ii) CIESA will not be able to block any shareholder action of TGS following consummation of the Offers that it is not already able to block prior to and at the time of the U.S. Offer. Further, as noted above, the Offerors and Pampa have agreed that if any of them acquire, directly or indirectly, any Class B Shares it will not vote such shares contrary to CIESA. Accordingly, immediately following the consummation of the Offers, TGS will continue to be controlled by its majority shareholder, CIESA.

Both immediately prior to the Offers and immediately following the consummation of the Offers, the Offerors collectively own (and will continue to own) fifty percent (50%) of CIESA with the remaining fifty percent (50%) of CIESA indirectly owned by Pampa. Therefore, the Offerors will not, by themselves, be able to control CIESA as CIESA’s, and indirectly TGS’s, decision making process, is already and will continue to be coordinated between, and subject to the agreement of, the Offerors and Pampa.

The Staff notes that the Offers could result in the Offerors owning a fifty percent (50%) interest in TGS (consisting of a twenty-four and one-half percent (24.5%) direct shareholding in TGS upon consummation of the Offers and an indirect twenty-five and one-half percent (25.5%) interest in TGS through the Offerors’ fifty percent (50%) interest in CIESA, which in turn holds a fifty-one percent (51%) interest in TGS). However, the direct stake that CIESA has in TGS (i.e., fifty-one percent (51%)) will remain unaltered as will the joint control of CIESA held by the Offerors and Pampa. Further, as noted above, the Offerors and Pampa have agreed that if any of them acquire, directly or indirectly, any Class B Shares it will not vote such shares contrary to CIESA. Accordingly, CIESA will continue to control TGS upon consummation of the Offers regardless of the outcome of the Offers and the amount of Class B Shares and ADSs purchased in the Offers. Finally, neither TGS nor its creditors will have any rights to access any financial resources of the shareholders of TGS.

For the reasons set forth above, the Offerors respectfully submit that the financial condition of the Offerors is not material with respect to either (i) the Offerors’ ability to pay for Class B Shares and ADSs that are sought in the Offers or (i) a holder’s decision not to tender Class B Shares and/or ADSs in the U.S. Offer and remain a continuing shareholder in TGS.

14. On a related note, revise your disclosure to clarify the accounting principles followed in the audit of the GIP and WST financial statements and, if they were not prepared in accordance with U.S. GAAP, provide the reconciliation required by instruction 8 to Item 10 of Schedule TO.

In response to the Staff’s comments, the Offerors have revised the third paragraph under “Financial Information of GIP” on page 53 of the U.S. Offer to Purchase as follows:

“While we do not believe that the financial condition of GIP is material to the decision of holders of Class B Shares or ADSs to tender Class B Shares and/or ADSs in the U.S. Offer, certain selected financial information of GIP is included in this section, consistent with information included in the prospectus for the Argentine Offer. GIP’s 2014 and 2015 year-end audited financials, which were prepared in accordance with current commercial legislation and with the rules provided in the General Accounting Plan in Spain, as in effect from time to time, consistently applied throughout the periods involved, have been attached to the prospectus for the Argentine Offer, and English translations have been attached as Exhibit (a)(5)(i) and Exhibit (a)(5)(ii) to the Schedule TO.”

In addition, the Offerors have revised the third paragraph under “Financial Information of WST” on page 58 of the U.S. Offer to Purchase as follows:

“While we do not believe that the financial condition of WST is material to the decision of U.S. holders of Class B Shares or all holders of ADSs to tender Class B Shares and/or ADSs in the U.S. Offer, certain selected financial information of WST is included in this section, consistent with information included in the prospectus for the Argentine Offer. WST’s 2014 and 2015 year-end audited financials, which were prepared in accordance with generally accepted accounting principles in Argentina, as in effect from time to time, consistently applied throughout the periods involved, have been attached to the prospectus for the Argentine Offer, and English translations have been attached as Exhibit (a)(5)(iii) and Exhibit (a)(5)(iv) to the Schedule TO.”

Per the Offerors’ response to question 13 above, the Offerors continue to believe that the financial condition of the Offerors is not material. Accordingly, the Offerors have not provided the reconciliation required by instruction 8 to Item 10 of Schedule TO.

Conditions of the U.S. Offer, page 65

15. Please describe the process of obtaining CNV approval, your role in that process and the status of the process currently. We may have further comment.

In response to the Staff’s comments, the Offerors have added the following disclosure under the heading “Background of the Offers” after the first paragraph starting on page 19 of the U.S. Offer to Purchase:

“The CNV Process

Pursuant to the Capital Markets Law and applicable CNV Regulations, in order to make a tender offer in Argentina, offerors must first communicate their intentions to make such tender offer to the target company, through a notice which must also be sent to the CNV and the general public. Such notice must include certain information regarding the offerors and the target company, as well as specify the price to be offered. Offerors must also engage two independent valuation firms to prepare valuation reports on the value of the shares being tendered and the price being offered for them.

Offerors must also prepare and file with the CNV a special prospectus describing the tender offer and certain specific requirements. The prospectus is then analyzed by the CNV, which may comment on it and require modifications to be made.

In addition, in order to launch a tender offer, offerors must secure a guarantee to be provided by a financial entity for the full amount of the tender offer to be made. Further, the board of directors of the target company must prepare certain reports on the tender offer as well as engage an independent valuation firm to prepare a report on the tender offer.

Once the CNV considers that all requirements have been met it will formally authorize the launching of the tender offer. CNV authorization is divided into three steps as follows. First, the CNV staff reviews all documentation and provides comments, if any, and once the CNV staff considers that materially all requirements for approval have been met, it will send the docket for the CNV’s board of directors’ approval along with a recommendation. Second, the board of directors of the CNV will review the file and documents and decide whether to approve the request or not. If the board of directors of the CNV approves the tender offer, it will do so subject to any final considerations from the CNV staff. As a third step, the CNV staff will check that all minor issues or comments have been properly resolved and provide final approval allowing the tender offer to be launched.

As of December 22, 2016 the board of directors preliminarily approved the Argentine Offer and only final approval from the CNV staff is required for the Argentine Offer to be authorized.”

In the context of this letter, representatives of Linklaters LLP are admitted to practice only in the State of New York. To the extent that this letter summarizes Argentine law, we have relied on advice from Marval, O’Farrell & Mairal, Argentine counsel to the Offerors. If you have additional questions or require any additional information with respect to the above-referenced filing or this letter, please do not hesitate to contact me at (212) 903-9424.

Yours sincerely,

/s/ Peter Cohen-Millstein
Peter Cohen-Millstein

cc:	Grace Lee, PCT LLC
Luis Alberto Fallo, Grupo Inversor Petroquímica S.L.
Hugo Nestor Galluzzo, Grupo Inversor Petroquímica S.L.
Pablo Tarantino, WST S.A.
Agustin Griffi, WST S.A.
Conrado Tenaglia, Linklaters LLP